SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2002

(Commission File No. 001-14493)

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of registrant's name in English)

Rua Abílio Soares, 409
Paraíso - São Paulo, SP
The Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

CONSOLIDATED FORM
Management and Related Persons' Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In July 2002, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 [1]:

Company Name: Telesp Celular Participações S.A.							
Group and Related Persons	**(X) Board of Directors**		**( ) Management**		**( ) Audit Committee**	**( ) Technical and Consulting Committees**	
Initial Balance							
Securities / Derivatives	Securities Characteristics (2)				Quantity	% Same Class and Type	% Total
Shares	Common				68	0.0000	0.0000
Shares	Preferred				2,126,791	0.0007	0.0005
Operations in the Month							
Securities / Derivatives	Stock Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
			Buy		0		
			Sell		0		
Final Balance							
Securities / Derivatives	Securities Characteristics (2)				Quantity	% Same Class and Type	% Total
Shares	Common				68	0.0000	0.0000
Shares	Preferred				2,126,791	0.0007	0.0005

CONSOLIDATED FORM
Management and Related Persons' Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In July 2002, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 [(1)]:

Company Name: Telesp Celular Participações S.A.								
Group and Related Persons	**( ) Board of Directors**		**(X) Management**		**( ) Audit Committee**		**( ) Technical and Consulting Committees**	
Initial Balance								
Securities / Derivatives	Securities Characteristics (2)				Quantity		%	
							Same Class and Type	Total
Shares	Common				2		0.0000	0.0000
Shares	Preferred				2		0.0000	0.0000
Operations in the Month								
Securities / Derivatives	Stock Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)	
			Buy		0			
			Sell		0			
Final Balance								
Securities / Derivatives	Securities Characteristics (2)				Quantity		%	
							Same Class and Type	Total
Shares	Common				2		0.0000	0.0000
Shares	Preferred				2		0.0000	0.0000

(1) When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP CELULAR PARTICIPAÇÕES S.A.

Date: August 22, 2002

By: ______________________________

Name: Gilson Rondinelli Filho
Title: Vice President